BYLAWS

OF

BRAIDY INDUSTRIES, INC.

September __, 2018

TABLE OF CONTENTS

BYLAWS

OF

BRAIDY INDUSTRIES, INC.

ARTICLE I

CORPORATE OFFICES

1.1   **Registered Office.**

The registered office of Braidy Industries, Inc. (the "Corporation") shall be at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at such location is The Corporation Trust Company.

1.2   **Other Offices.**

The Board of Directors may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   **Annual Meetings.**

(a)   The annual meeting of stockholders shall be held on such date, time and place as may be designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting may be held solely by means of remote communication, as permitted by Section 211 of the Delaware General Corporation Law ("DGCL"). At such meetings, directors shall be elected and any other proper business may be transacted in accordance with Section 2.1(b).

(b)   Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 2.1, who is entitled to vote for the election of directors or such other business at the meeting, and who has complied with the notice procedures set forth in this Section 2.1.

(c)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (b) of this Section 2.1, the stockholder must be the holder of at least five (5) per cent of the voting rights of the Corporation and must have given timely notice thereof in writing to the secretary of the Corporation, as provided in this Section 2.1, and if the proposal is for other business, such other business is a proper matter for stockholder action under the DGCL.

(d)   To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days before the anniversary date of the prior year's meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 30 days after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the later of the 90th day before the meeting or the 10th day following the day on which a public announcement of the meeting is first made.

(e)   Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, the name, age, business address and residence address of such person; the principal occupation or employment of such person and the class and number of shares of the Corporation which are beneficially owned by such person; (ii) as to any other business that the stockholder proposes to bring forward in the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the name and address of such stockholder and of such beneficial owner and the class and number of shares of the Corporation which are owned of record by such stockholder and beneficially by such beneficial owner.

(f)   Only persons who are nominated in accordance with the Certificate of Incorporation of the Corporation (as in effect from time to time, the "Certificate of Incorporation") and the Voting Agreement of the Corporation dated on or around March __, 2017 (as in effect from time to time, the "Voting Agreement") and the procedures set forth in this Section 2.1 shall be eligible for election as directors. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the Certificate of Incorporation, the Voting Agreement and/or the procedures prescribed by the Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

2.2   **Special Meetings.**

(a)   Special meetings of the stockholders, other than those required by statute, may be called at any time by the Chief Executive Officer of the Corporation or the Board of Directors but such special meetings may not be called by any other stockholder or person or persons. The Chief Executive Officer or the Board of Directors may postpone or reschedule any previously-scheduled special meeting.

(b)   If a special meeting is called by the Chief Executive Officer or the Board of Directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or delivered by first-class mail to the Secretary of the Corporation. No business shall be transacted at such special meeting other than as specified in such notice. Upon receiving such notice, the Secretary shall cause notice to be given to the stockholders, in accordance with Sections 2.3 and 2.4 of these Bylaws, that a meeting will be held at the time requested by the Chief Executive Officer or the Board of Directors.

2.3 **Notice Of Stockholders' Meetings.**

(a) Notice of the place, if any, date and time of all meetings of stockholders, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law or the Certificate of Incorporation. Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

(c) Matters specified in Section 6 of the Certificate of Incorporation may be approved at a meeting of the relevant stockholders only if included in the notice for such meeting.

2.4 **Quorum.**

(a) At any meeting of the stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, except as otherwise provided by the DGCL or the Certificate of Incorporation. Where a separate vote by a class or classes or series is required, a majority (or such other threshold as is specified in the Certificate of Incorporation) of the shares of such class or classes or series present in person or by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

(b) If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date or time.

2.5 **Organization; Conduct of Business.**

(a)   The Chief Executive Officer of the Corporation or such other person as may be designated by the Chief Executive Officer of the Corporation shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

(b)   The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

(c)   The chairman of any meeting of stockholders may adopt such rules and regulations for the conduct of the meeting of stockholders as he or she shall deem appropriate. Such presiding officer shall have the right and authority to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.6 **Proxies and Voting.**

(a)   At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, electronic communication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, electronic telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(b)   The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

(c)   All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. The appointment of any director shall be made in accordance with the terms of the Voting Agreement and Certificate of Incorporation and these Bylaws.

(d)   Except as otherwise provided by the Certificate of Incorporation or by law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by either written proxy or by a transmission permitted by Section 212(c) of the DGCL, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period or is irrevocable and coupled with an interest; provided, that such time limitation shall not apply to any of the proxies contained in the Voting Agreement Except in the case of a proxy described in the preceding sentence, proxies shall be filed with the secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting.

(e)   Unless otherwise provided in the Certificate of Incorporation, all voting on the election of directors shall be by written ballot. Voting on other matters may be by voice vote, except if otherwise required by law or by the Certificate of Incorporation; provided, however, that a vote by written ballot shall be taken if the chairman of the meeting so elects or if so demanded by a stockholder.

(f)   The requirement, if any, of a written ballot may be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

2.7   **Waiver Of Notice.**

Whenever notice is required to be given under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the Certificate of Incorporation or these Bylaws.

2.8   **Stockholder Action By Written Consent Without A Meeting.**

(a)   Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the Corporation in accordance with Section 228(a) of the DGCL.

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days after the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this Section 2.8.   An electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law.   Any such consent shall be delivered in accordance with Section 228(d)(1) of the DGCL.

(c)   Any copy, electronic communication or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, electronic communication or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the DGCL.

2.9   **Record Date For Stockholder Notice; Voting; Giving Consents.**

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which (i) with respect to a stockholder meeting, shall not be less than 10 nor more than 60 days before the date of such meeting, (ii) with respect to a consent to corporate action without a meeting, shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors or (iii) with respect to any other action, shall not be more than 60 days before such other action.

(b)   If the Board of Directors does not so fix a record date:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting (i) when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the Corporation by a stockholder of record as of the close of business on the prior business day and (ii) when prior action by the Board of Directors is required, shall be the close of business on the day the Board of Directors adopts the resolution taking such prior action.

(iii)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)   A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE III

DIRECTORS

3.1   **Number Of Directors.**

Upon the adoption of these Bylaws, the number of directors constituting the Board of Directors shall be five (5). Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, this number may be changed from time to time by a resolution adopted by a majority of the Board of Directors. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

3.2   **Election And Term Of Office Of Directors.**

Except as provided in Section 3.3, and unless otherwise provided in the Certificate of Incorporation or the Voting Agreement, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected or until his or her earlier resignation or removal.

3.3 **Director Resignations; Newly Created Directors And Vacancies.**

(a) Any director may resign at any time upon written notice to the attention of the secretary of the Corporation or, if there is no secretary in office, then to the attention of any other corporate officer or to the Board of Directors as a whole. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power, subject to the terms of the Voting Agreement and Certificate of Incorporation, to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

(b) Subject to the rights of the holders of any series of preferred stock then outstanding set out in the Voting Agreement and the Certificate of Incorporation, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director's successor shall have been duly elected.

(c) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Voting Agreement or the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

(d) Subject to the Voting Agreement and Certificate of Incorporation, if any vacancy or newly created directorship has not been filled by director action as provided above, it may be filled by vote of the stockholders entitled to vote on such director, at an annual or special meeting of stockholders or by written consent of a majority of the stockholders so entitled to vote, subject to the other requirements set forth for stockholder voting at a meeting or by written consent set forth elsewhere in these Bylaws.

(e) If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

(f) If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the Board of Directors (as constituted immediately before any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable and the terms of the Voting Agreement and Certificate of Incorporation.

3.4 **Participation In Meetings By Conference Telephone.**

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.5 **Regular Meetings.**

Regular meetings of the Board of Directors may be held at such date, time and place as shall from time to time be determined by the Board.

3.6 **Special Meetings.**

(a)   Special meetings of the Board of Directors may be called by the Chief Executive Officer or by a majority of the members of the Board of Directors, and shall be held at such place, date and time as he or they shall fix.

(b)   Notice of the place, date and time of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, charges prepaid, or electronic mail, addressed to each director at that director's address as it is shown on the records of the Corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally, or by electronic mail or telephone, it shall be delivered at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the Corporation. Any and all business may be transacted at a special meeting, unless otherwise indicated in the notice thereof.

3.7 **Quorum.**

(a)   At any meeting of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for all purposes, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall fail to attend any meeting, then a majority of the directors present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

(b)   A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.8   **Waiver Of Notice.**

Whenever notice of a Board of Directors meeting is required to be given under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by the Certificate of Incorporation or these Bylaws.

3.9   **Conduct of Business; Board Action By Written Consent Without A Meeting.**

(a)   At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided in these Bylaws or by law.

(b)   Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10   **Compensation Of Directors.**

The Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors, or paid a stated salary or paid other compensation as director. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for attending committee meetings.

3.11   **Approval Of Loans To Officers.**

Subject to applicable law, including Section 13(k) of the Securities Exchange Act of 1934, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

3.12   **Removal Of Directors.**

Unless otherwise restricted by statute, by the Certificate of Incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.13   **Chairman Of The Board Of Directors.**

The Corporation may have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered by virtue of holding such position to be an officer of the Corporation.

ARTICLE IV

COMMITTEES

4.1   **Committees Of Directors.**

The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent members at any meeting of the committee. In the absence of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent member. Any Board committee may create one or more subcommittees, each subcommittee to consist of one or more members of such committee, and delegate to the subcommittee any or all of the powers and authority of the committee.

4.2   **Committee Minutes.**

Each committee shall keep regular minutes of its meetings and maintain them in the Corporation's official minute book.

4.3   **Conduct of Business.**

(a)   Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-half of the members shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(b)   The Board of Directors may adopt rules for the governance of any committee not inconsistent with these Bylaws.

ARTICLE V

OFFICERS

5.1   **Officers.**

The officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer and a secretary. The Corporation may also have, at the discretion of the Board of Directors one or more vice presidents, one or more assistant secretaries, a treasurer and one or more assistant treasurers, and any such other officers as may be appointed by the Chief Executive Officer or in accordance with these Bylaws. Any number of offices may be held by the same person.

5.2   **Appointment Of Officers.**

The officers of the Corporation specified in Section 5.1 shall be appointed by the Board of Directors.   Other officers may be appointed by the Chief Executive Officer in accordance with Sections 5.3 or 5.5 of these Bylaws. The Chief Operating Officer and all Executive Vice Presidents shall be appointed by the Chief Executive Officer.

5.3   **Subordinate Officers.**

The Chief Executive Officer or his or her designees may appoint such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Chief Executive Officer or his or her designees may from time to time determine. The Chief Executive Officer or his or her designees may define the authority and duties of such subordinate officers.

5.4   **Removal And Resignation Of Officers.**

(a)   Subject to the Voting Agreement and the Certificate of Incorporation and the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by the Chief Executive Officer or his or her designees.

(b)   Any officer may resign at any time by giving written notice to the secretary of the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice (unless the officer is removed before such later time); and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party

(c)   Notwithstanding anything herein to the contrary, the Chairman, President and/or Chief Executive Officer may be removed, either with or without cause, solely by an affirmative vote of seventy (70%) percent of the members of the Board of Directors.

5.5   **Vacancies In Offices.**

Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed in these Bylaws for regular appointments to that office.

5.6   **Chief Executive Officer.**

The Chief Executive Officer of the Corporation shall, subject to the oversight of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Corporation. Unless a separate president of the Corporation is appointed, the Chief Executive Officer of the Corporation shall also be the president of the Corporation. He shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the Board of Directors, shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a Corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.7   **Chief Financial Officer.**

(a)   The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares.

(b)   The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Chief Executive Officer. He or she shall disburse the funds of the Corporation as may be ordered by the Chief Executive Officer, shall render to the Chief Executive Officer, or the directors, upon request, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors, by custom or by these Bylaws.

5.8   **Vice Presidents; Executive Vice Presidents.**

Vice presidents and executive vice president, if any, shall have such powers and perform such other duties as from time to time may be prescribed for them by the Chief Executive Officer.

5.9   **Secretary.**

(a)   The secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof.

(b)   The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at such other place as may be designated by the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c)   The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. He or she shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, by custom or by these Bylaws.

5.10   **Action With Respect to Securities Of Other Corporations.**

Unless otherwise directed by the Board of Directors, the Chief Executive Officer or his designees is authorized to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1   **Indemnification Of Directors And Officers.**

Each person who was or is made a party to or is threatened to be made a party to, witness or other participant in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "<u>Proceeding</u>"), by reason of the fact that he or she is or was a director or officer of the Corporation or any subsidiary thereof (an "<u>Indemnitee</u>"), whether the basis of the Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Corporation or any subsidiary thereof, shall be indemnified by the Corporation to the fullest extent authorized by the DGCL or other applicable state law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by Indemnitee in connection therewith; provided, however, the Corporation shall not indemnify any such Indemnitee in connection with a Proceeding (or part thereof) (i) initiated by such Indemnitee against the Corporation or any director or officer of the Corporation unless the Corporation has joined in or consented to the initiation of such Proceeding or (ii) made on account of Indemnitee's conduct which constitutes a breach of Indemnitee's duty of loyalty to the Corporation, its subsidiaries or its stockholders, or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law. For purposes of this Section 6.1, a "director" or "officer" of the Corporation includes any person who (i) is or was a director or officer of the Corporation, (ii) is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) was a director or officer of a corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others.**

The Corporation shall have the power, to the maximum extent and in the manner permitted by the DGCL or other applicable state law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), to indemnify each of its employees and agents against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such employees and agents in connection therewith; provided, however, the Corporation shall not indemnify any such employee or agent in connection with a Proceeding (or part thereof) (i) initiated by such employee or agent against the Corporation or any director or officer of the Corporation unless the Corporation has joined in or consented to the initiation of such Proceeding or (ii) made on account of such employee's or agent's conduct which constitutes a breach of such employee's or agent's duty of loyalty to the Corporation or its stockholders, or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law. For purposes of this Section 6.2, an "employee" or "agent" of the Corporation includes any person other than a director or officer who (i) is or was an employee or agent of the Corporation, (ii) is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) was an employee or agent of a corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**.

Expenses incurred in defending any Proceeding for which indemnification is required pursuant to Section 6.1 shall be, or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors may be, paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive.**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

6.5 **Insurance.**

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

ARTICLE VII

RECORDS AND REPORTS

7.1 **Maintenance And Inspection Of Records.**

(a) The Corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

(b) Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.

(c) A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days before the meeting to the extent and in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2   **Inspection By Directors.**

Any director shall have the right to examine the Corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.

ARTICLE VIII

GENERAL MATTERS

8.1   **Checks.**

From time to time, the Chief Executive Officer, the Chief Financial Officer or the Board of Directors may determine which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2   **Execution Of Corporate Contracts And Instruments.**

The Chief Executive Officer or the Board of Directors may, except as otherwise provided in these Bylaws, authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Chief Executive Officer or the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   **Stock Certificates and Notices of Issuance.**

(a)   The shares of the Corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the Corporation and recorded as they are issued. Any duly appointed officer of the Corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b)   Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the Corporation shall send to the record owner thereof a written notice that shall set forth the name of the Corporation, that the Corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the Corporation's Certificate of Incorporation, these Bylaws, any agreement among stockholders or any agreement between stockholders and the Corporation.

(c)   No stock certificates will be issued in bearer form.

8.4   **Special Designation On Certificates and Notices of Issuance.**

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5   **Lost Certificates.**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen, mutilated or destroyed, and the Corporation may require the owner of the lost, stolen, mutilated or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, mutilation or destruction of any such certificate or the issuance of such new certificate.

8.6   **Construction; Definitions.**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation (or other entity) and a natural person.

8.7   **Fiscal Year.**

The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.8   **Seal.**

The Corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a copy thereof, to be impressed or affixed or in any other manner reproduced.

8.9   **Transfers of Stock**.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation.

8.10   **Registered Stockholders.**

The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.11   **Signature.**

In addition to the provisions for use of electronic signatures elsewhere specifically authorized in these Bylaws, electronic signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the Corporation may be adopted, amended or repealed by the Board of Directors from time to time; provided, however, that in the event such modification, amendment or repeal would materially and adversely affect the holders of preferred stock, such modification, amendment or repeal shall require prior approval thereof in accordance with the Certificate of Incorporation. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal Bylaws as set forth in this Article IX.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

BRAIDY INDUSTRIES, INC.

The undersigned hereby certifies that the undersigned is the duly elected and acting Secretary of Braidy Industries, Inc., and that the foregoing Bylaws were adopted as the Bylaws of the Corporation by the Board of Directors of the Corporation on September __, 2018.

Executed this _____ day of September 2018

_____
Craig Bouchard, Secretary